UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey

                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================
                TRANSACTION VALUATION:*   $43,954,350.00
                AMOUNT OF FILING FEE:     $3,555.91
================================================================================

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 79,917 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

                Amount Previously Paid:            $3,555.91
                Form or Registration No.:          5-54933
                Filing Party:                      Kalmia Investors, LLC
                Date Filed:                        July 24, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  Third-party tender offer subject to Rule 14d-1

[_]  Issuer tender offer subject to Rule 13e-4

[_]  Going-private transaction subject to Rule 13e-3

[_]  Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1 thereto and this Amendment No. 2 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on July 24, 2003, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), to purchase up to 79,917 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after July 7, 2003, in respect of that Unit.

This Amendment No. 2 is filed to add certain parties as Purchaser's under the Schedule TO and to amend the Offer to Purchase by providing Unitholders with additional information with respect the Kalmia's Offer, including a clarification of the conditions to Kalmia's offer. (See Exhibits (a)(1)-7 and (a)(1)-8 included herein).

The  information set forth in the Amended Offer to Purchase  (including  Exhibit
(a)(1)-1) is incorporated in this Schedule TO by reference, in answers to Items 1 through 9 and 11 of this Tender Offer Statement.

ITEM 10.          FINANCIAL STATEMENTS.

A summary of the  unaudited  financial  statements  of Merced  Partners  Limited
Partnership ("Merced") is set forth in Section 11 of the Amended Offer to Purchase ("Certain Information Concerning the Purchaser"), which is incorporated herein by reference, and a complete set of unaudited financial statements for Merced for the years ended December 31, 2002 and 2001, and its unaudited statements of financial condition for the periods ending June 30, 2003 and March 31, 2003, has been filed as Exhibit (a)(1)-8 to this Schedule TO. Merced is the sole owner of all of the members of the of Kalmia, including its manager, Smithtown Bay, LLC.

ITEM 12.          EXHIBITS.

     (a)(1)-1 Offer to Purchase, dated July 24, 2003, as amended on August 4, 2003.
     (a)(1)-2  Agreement of Sale.*
     (a)(1)-3  Cover   Letter,   dated  July  24,   2003,   from   Purchaser  to
               Unitholders.*
     (a)(1)-4  Summary Publication of Notice of Offer dated July 24, 2003.*
     (a)(1)-5  Press Release of the Purchaser, dated July 29, 2003*
     (a)(1)-6  Letter, dated July 29, 2003, from the Purchaser to Unitholders*
     (a)(1)-7  Supplement No. 1 to Offer To Purchase For Cash
     (a)(1)-8 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership
     (b)  Not  applicable.
     (d)  Not applicable.
     (g)  Not applicable.
     (h)  Not applicable.

---------------------------
*Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             KALMIA INVESTORS, LLC

                             By: Smithtown Bay, LLC
                                 Its Manager

                             By:  Global Capital Management, Inc.
                                  Its Manager

                             By: /s/ Michael J. Frey
                                 -----------------------
                                 Name: Michael J. Frey
                                 Title: Chief Executive Officer

                                 Dated: August 4, 2003

                             SMITHTOWN BAY, LLC

                             By:  Global Capital Management, Inc.
                                  Its Manager

                             By:  /s/ Michael J. Frey
                                  ----------------------
                                  Name: Michael J. Frey
                                  Title: Chief Executive Officer

                                  Dated: August 4, 2003

                             MERCED PARTNERS LIMITED PARTNERSHIP

                             By: /s/ Michael J. Frey
                                 -----------------------
                             Name: Michael J. Frey
                             Title: [Insert Title]

                              Dated: August 4, 2003

                             GLOBAL CAPITAL MANAGEMENT, INC.

                             By: /s/ Michael J. Frey
                                 -----------------------
                                 Name: Michael J. Frey
                                 Title: Chief Executive Officer

                             Dated: August 4, 2003

                             MICHAEL J. FREY

                             By: /s/ Michael J. Frey
                                 -----------------------

                             Dated: August 4, 2003

                             JOHN D. BRANDENBORG

                             By: /s/ John D. Brandenborg
                                 -----------------------

                             Dated: August 4, 2003

                                  EXHIBIT INDEX

Exhibit             Description                                        Page
Number
------              ------------                                       ----

(a)(1)-1 Offer to Purchase, dated July 24, 2003, as amended on August 4, 2003
(a)(1)-2            Agreement of Sale*
(a)(1)-3 Cover Letter, dated July 24, 2003, from Purchaser to Limited Partners*
(a)(1)-4            Summary Publication of Notice of Offer dated July
                    24, 2003*
(a)(1)-5            Press Release of the Purchaser, dated July 29,
                    2003*
(a)(1)-6 Letter, dated July 29, 2003, from the Purchaser to Unitholders*
(a)(1)-7            Supplement No. 1 to Offer To Purchase For Cash
(a)(1)-8 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of June 30, 2003 and March 31, 2003 of Merced Partners Limited Partnership
(b)                 Not applicable.
(d)                 Not applicable.
(g)                 Not applicable.
(h)                 Not applicable.

---------------------------
*Previously filed.